Mail Stop 4561

June 27, 2006

Alan Hoverd
Chief Financial Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

> **Re:** **Open Text Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Form 10-Q for the Quarter Ended September 30, 2005**
> **Form 10-Q for the Quarter Ended December 31, 2005**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 000-27544**

Dear Mr. Hoverd:

We have reviewed your response letter dated May 19, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Prior Comment no. 1

1.   We note your response to our previous comment no. 1 where you indicate that the Company anticipates filing the Form 8-K/A to include the 2002 and 2003 restated financial statements for IXOS as well as the stub period financial statements from

July 1, 2003 through March 1, 2004 on or before June 30, 2006. Please note that the Staff may have further comments once these financial statements are filed.

Note 9 – Accounts Payable – Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

2.   We note your response to our previous comment no. 2 where you indicate that "instead of recording the direct costs as deferred costs until such time as the additional shares are purchased, the Company recorded the costs directly to goodwill." Did the Company ever purchase the remaining IXOS shares? If so, tell us when you purchased these shares, tell us how much you paid for the shares and tell us how you recorded the purchase of such shares. If you have not purchased the remaining shares, then explain in further detail the reason for these costs and tell us why you believe it was appropriate to accrue these costs as part of the purchase price versus expensing such amounts when incurred.

3.   We note your response to our previous comment no. 3 where you indicate that the remaining liability for the IXOS acquisition relates to certain IXOS shareholders having filed for a procedure asking the court to reassess the amount of annual compensation and the purchase price for the IXOS shares. With regard to the accrued liabilities for the IXOS acquisition costs, please explain the following: \

- Provide a schedule of the amounts originally accrued at the time of acquisition and the subsequent amounts actually paid for (a) registration of the IXOS Domination Agreement, (b) profession fees related to assistance from external parties to buy out the minority shareholders and (c) settlement of litigation with minority shareholders;
- Tell us how, at the time of acquisition, you determined that <u>each</u> of these costs was probable and explain the basis for each.
- Based on your recent response, it appears that costs for recent shareholder actions have been recorded against this liability. We do not understand how legal costs incurred in subsequent dispute over the valuation of the stock in the Domination Agreement can be considered costs of the acquisition. It would not seem reasonable that such costs could be anticipated at the time of acquisition and therefore, they appear to be period costs that should be expensed as incurred. Please explain.

4.   We note your response to our previous comment no. 4 and your discussion of the remaining accrued liability for accounting services in the Centrinity acquisition. Please explain why the Company recorded an adjustment for goodwill of $341,403 during the quarter ended June 30, 2005. This amount equals the remaining balance in the account, which you indicated represents the amount due to an accounting firm that assisted the Company in the determination of the value of certain tax assets acquired in the business combination. When were these

services performed? If these services were performed after the one year purchase price allocation period, then explain why such costs were not expensed as incurred. If the services were performed within the one year period, then tell us why the goodwill adjustment was recorded almost three years after the acquisition. We refer you to paragraph B183 of SFAS 141.

5.   We note your response to our previous comment no. 5 where you indicate that the $496,000 goodwill adjustment in the Gauss acquisition relates to costs associated with the Gauss squeeze out procedures and the registration thereof. Was the purpose of these "squeeze out" procedures to purchase the remaining minority shareholders' stock? If so, tell us when you purchased these shares, tell us how much you paid for the shares and tell us how you recorded the purchase of such shares. If the Company did not purchase the remaining shares in Gauss, then explain in further detail the reason for these costs and tell us why you believe it was appropriate to record these additional costs as adjustment to goodwill versus expensing these amounts considering the acquisition occurred over two years ago.

6.   Also, explain the purpose of the $434,315 goodwill adjustment in fiscal 2005 for Gauss accrued legal costs. If these costs also relate to the "squeeze out" procedures then explain why you recorded these costs a year apart.

March 31, 2006 Form 10-Q

Note 12 - Acquired Intangible Assets, page 17

7.   We note from your disclosures in Note 12 to the Company's March 31, 2006 Form 10-Q that you recorded additional adjustments of ($5,225) during the first three quarters of fiscal 2006 relating to prior acquisitions.   Provide a detailed breakdown of these adjustments by acquisition and also include a detailed breakdown of the individual adjustments for each acquisition. For instance, if your goodwill adjustment for the Gauss acquisition include adjustments for items such as (a) the purchase of stock, (b) "squeeze out" costs, (c) tax adjustments or (d) accrual adjustments then include in your response the amounts applicable to each and provide an explanation as to your basis in generally accepted accounting principles for adjusting goodwill versus expensing such amounts.

8.   Also continue the rollforward of the accrued acquisition costs as provided in your response letter dated March 13, 2006 through June 30, 2006. Explain, in detail, the reasons for the adjustments that were offset against goodwill.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of

Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief